EXHIBIT 99.1

Inventiva reports its 2023 first-half financial results and provides a corporate update

  Cash and cash equivalents at €31.2 million, short-term deposits at €0.05 million1, and long-term deposit at €9.3 million2, as of June 30, 2023, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectivel
  Revenues amounted to €1.9 million for the first half of 2023
  In August 2023, Inventiva received a financing of approximately €35.7 million from new and existing investors consisting of €30.6 million from a capital increase and €5.1 million issuance of royalty certificates
  In September 2023, Inventiva announced an exclusive licensing agreement with Hepalys Pharma, Inc., to develop and commercialize lanifibranor for the treatment of NASH and potentially other metabolic diseases in Japan and South Korea. Under this agreement, Inventiva will receive a $10 million upfront payment and is eligible to receive up to $231 million in milestone payments
  With the financial raise of €35.7 million, the expected upfront payment of $10 million from Hepalys Pharma, Inc. and milestone payment from CTTQ, Inventiva will meet the financial condition for the disbursement of the second tranche of €25 million of the European Investment Bank (“EIB”)3, which is expected to extend Inventiva’s estimated cash runway until the beginning of the third quarter of 2024
  Implementation of a new ATM program replacing the existing program
  In July 2023, Inventiva announced positive topline results of the Phase II clinical trial conducted by Dr. Kenneth Cusi, evaluating lanifibranor in patients with NAFLD and T2D, and confirming its favorable safety and tolerability profile
  First visit of the last patient for NATiV3 is targeted by the end of the second half of 2023
  Topline results of the LEGEND study with lanifibranor and empagliflozin in patients with NASH and T2D expected for the end of the first quarter of  2024

Daix (France), Long Island City (New York, United States), September 28, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today reported its financial results for the six months ended June 30, 2023, and provided a corporate update.

Frédéric Cren, Chairman, Chief Executive Officer and cofounder of Inventiva, stated: “The first half of the year has been rich in progress for Inventiva. One of the major milestones achieved in recent months has been the positive topline results of the Phase II clinical trial initiated by Prof. Kenneth Cusi, evaluating lanifibranor in patients with T2D and NAFLD. These results further confirm the robustness of lanifibranor’s mechanism of action. On the clinical front, we have received confirmation from our partner Sino Biopharm, that it is eligible to start clinical development of lanifibranor in China, the second largest country in the world in terms of NASH population. Finally, we have made advancements in our pivotal Phase III clinical trial following the implementation of the new study design announced this past January. We are continuing to recruit patients in this trial and look forward to the months ahead, with the first visit of the last patient targeted for the end of the year. We have started the second half of this year with two major financial milestones as we have obtained a financing of approximately 36 million euros from new and existing investors and recently entered into an exclusive licensing agreement with Hepalys Pharma, Inc., to develop and commercialize lanifibranor for the treatment of NASH in Japan and South Korea. We are delighted with this partnership, which enables us to extend our international footprint to two countries where the prevalence of NASH is high and enables us to receive in addition to the 10 million dollars upfront, up to approximately 231 million dollars in milestone payments, subject to achievement of specified milestones. We are looking to the months ahead with great optimism.”

Key financial results for the first half of 2023

(in thousands of euros, except share and per share amounts)	Six months ended
	June 30, 2023	June 30, 2022
Revenues	1 901	67
Other income	4 721	3 325
Research and development expenses	(54 062)	(29 866)
Marketing – business development expenses	(705)	(278)
General and administrative expenses	(6 812)	(6 847)
Other operating income (expenses)	(44)	131
Net operating loss	(55 003)	(33 468)
Net financial income	(273)	3 983
Income tax	7	19
Net loss for the period	(55 269)	(29 466)
Basic/diluted loss per share (euros/share)	(1,31)	(0,72)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	42 044 796	40 864 457

The Company’s revenues for the first half of 2023 amounted to €1.9 million, as compared to €0.1 million for the same period in 2022. The increase is mainly due to the receipt of the first regulatory milestone payment from CTTQ, Sino Biopharm’s subsidiary, which was received in July 2023. The milestone payment was triggered in May 2023 after CTTQ received the Investigational New Drug (“IND”) approval from the Chinese National Medical Products Administration (“NMPA”) to initiate the clinical development in mainland China of lanifibranor in NASH.

Other income amounted to €4.7 million for the first half of 2023, as compared to €3.3 million for the first half of 2022, increased 42% mainly driven by the French R&D tax credit based on the increasing eligible expenses, by the U.S. R&D tax credit and to a lesser extent by the commencement of invoicing CTTQ, Sino Biopharm’s subsidiary for their clinical development expenses in Great China incurred by Inventiva.

R&D expenses for the first half of 2023 amounted to €54.1 million, mainly driven by the development of lanifibranor in NASH, and were up 81% compared to the €29.9 million for the first half of 2022. This increase reflects the 2023 planned acceleration of the clinical development activities mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH, and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes (“T2D”).

Marketing and business development expenses stood at (€0.7) million for the first half of 2023 compared to (€0.3) million for the same period in 2022 mainly related to the increasing market access activities to prepare for the potential commercial development of lanifibranor.

General and administrative expenses (G&A) amounted to €6.8 million in the first half of 2023, stable compared to the first half of 2022.

Net financial income (loss) amounted to (€0.3) million in the first half of 2023, compared to €4.0 million mainly related to less favourable foreign exchange rates in 2023 due to the depreciation of the U.S. dollar against the euro during the period, and the full effect of the interest expenses related to the EIB and state loans contracted in 2022.

The Company’s net loss stood at (€55.3) million as of June 30, 2023 compared to (€29.5) million as of June 30, 2022.

As of June 30, 2023, the Company’s cash and cash equivalents amounted to €31.2 million, short-term deposits amounted to 0.05 million2, and long-term deposit amounted to €9.3 million3, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively.

The €48.0 million decrease in cash and cash equivalents between June 30, 2023 and December 31, 2022 is mainly due to increased cash used in operating activities and reflects the 2023 planned acceleration of the clinical development activities mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH, and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH T2D.

Net cash used in operating activities amounted to (€45.2) million in the first half of 2023, compared to (€26.2) million for the same period in 2022. R&D expenses for the first half of 2023 were up 81% compared to the first half of 2022. This increase related to clinical development activities planned in 2023.

Net cash used in investing activities for the first half of 2023 amounted to (€7.7) million, compared to (€0.3) million in the first half of 2022. The change is mostly due to the change in deposits between both periods.

Net cash used in financing activities for the first half of 2023 amounted to (€2.2) million, compared to net cash generated by financing activities of €14 million in the first half of 2022. The net cash generated in financing activities in 2022 was mainly driven by the equity raised through the Company’s At-The-Market Program for approximately €9.4 million (gross proceeds) in June 2022, and three loan agreements with a syndicate of French banks for a total amount of €5.3 million entered into in the first half of 2022. In the first half of 2023, the net cash used in financing activities was mainly due to loan reimbursement and medical imaging equipment debt rents.

Over the first half of 2023, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.4) million, compared to a positive effect of €2.4 million for the first half of 2022, due to the evolution of EUR/USD exchange rate.

Following the August 2023 financing of €35.7 million in gross proceeds and the receipt of the CTTQ milestone net payment of €1.7 million received in July 2023, the Company believes, taking into account its current cost structure and forecast expenditure commitments, that its cash, cash equivalents and deposits should be sufficient to fund its operations until the beginning of the second quarter of 2024.

Considering its current cost structure and forecast expenditure commitments, following the August 31, 2023 financing of €35.7 million in gross proceeds and including the expected upfront payment from Hepalys Pharma of $10 million, and  short term milestone from CTTQ that would be triggered by the 1st patient enrolled in Great China, and the expected satisfaction of the conditions for disbursement of the second tranche of €25 million of the EIB facility expected by the end of 2023, the Company estimates that including all of the foregoing, the Company’s cash, cash equivalents and deposits would allow the Company to fund its operations until the beginning of the third quarter of 2024.4

Financial information after closing the accounts

On August 31, 2023, the Company announced a financing of approximately €35.7 million in aggregate gross proceeds consisting of two transactions: (i) the issuance of 9,618,638 newly issued ordinary shares with a nominal value of €0.01 per share at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million (the “Capital Increase”) and (ii) the issuance of royalty certificates for an amount of €5.1 million (the “Royalty Certificates”).

On September 20, 2023, the Company announced that Hepalys Pharma, Inc., a Catalys Pacific company, and Inventiva have entered into an exclusive licensing agreement to develop and commercialize Inventiva’s proprietary drug candidate lanifibranor for the treatment of NASH and potentially other metabolic diseases in Japan and South Korea. Inventiva has exercised the option to acquire 30% of the shares Hepalys Pharma. Under the terms of this licensing agreement, Inventiva is entitled to receive a $10 million upfront payment from Hepalys Pharma, Inc., and will be eligible to receive up to $ 231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, Inventiva will additionally have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and Korea.

Implementation of a new ATM program following the conclusion of a sales agreement with TD Cowen and replacing the existing ATM program dated August 2, 2021

Inventiva has filed today a prospectus supplement with the Securities and Exchange Commission regarding the implementation of a new At-The-Market (“ATM”) program, which replaces the existing ATM program implemented on August 2, 20215 and allows the Company to issue and sell "at-the-market", including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Inventiva, up to a maximum amount of USD 58 million (subject to a regulatory limit of 20% dilution and within the limits of the investors' requests expressed in the context of the program), from time to time, pursuant to the terms of a new sale agreement entered into with TD Cowen, acting as sales agent. In connection with the establishment the new ATM program, Inventiva terminated the sales agreement concluded with Jefferies on August 2, 2021, relating to its previous program, effective as of today. The maximum of USD 58 million under the new ATM program corresponds to the maximum amount of ADS available to be sold under the previous ATM program of USD 100 million, less sales of USD 42 million under the previous program performed since August 2, 2021. Since June 2022, the Company has not made any new issue under the existing ATM Program6 .

The terms and conditions of the new ATM program are similar to the previous one and will remain effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes. ADSs offered in the ATM and the underlying ordinary shares would be issued through a capital increase without shareholders’ preferential subscription rights and reserved to the categories of investors defined in the 6th resolution adopted by the annual general meeting of shareholders held on January 25, 2023 (or any similar resolutions that may be substituted to them in the future), comprising Under the authority granted by our shareholders, the ADSs may only be purchased initially by (i) persons, legal entities (including companies), trusts or investment funds, or other investment vehicles, regardless of their form, under French or foreign law, investing on a regular basis in the pharmaceutical, biotechnology or medical technology sectors; and/or (ii) French or foreign companies, institutions or entities, regardless of their form, carrying out a significant part of their activities in the pharmaceutical, cosmetic or chemical sectors or in medical devices and/or technologies or in research in these fields.

The ADSs offered in the ATM can only be offered to “Qualified Institutional Buyers” as defined in Rule 144A under the US 1933 Securities Act, as amended (the “Securities Act”) or to “accredited investors” as defined in Regulation D under the Securities Act.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market (“Nasdaq”).

No prospectus will be subject to the approbation of the Autorité des marchés financiers (“AMF”) pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council dated June 14, 2017, as amended (the “Prospectus Regulation”) since the contemplated share capital increase (for the issuance of the ordinary shares underlying the ADS) would be offered to qualified investors (as such term is defined in Article 2(e) of the Prospectus Regulation) and fall under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market, provided that they represent, over a period of 12 months, less than 20% of the number of securities already admitted to trading on the same regulated market.

Main areas of progress in the R&D portfolio

NATiV3 Phase III clinical trial with lanifibranor in NASH

      Implementation of the new design of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH announced, in January 2023, to reduce the duration of the trial to 120 weeks instead of up to 7 years, reduce the number of biopsies from three to two, and include a 48-week active treatment extension study. As of today, this new design has been approved in 24 countries and approximately 80% of activated sites are currently operating under the revised design - January 2023.
      Recruitment for the NATiV3 trial continues with over 50% of patients that have been randomized and successfully met all recruitment criteria. The first visit of the last patient is targeted by the end of the second half of 2023.
      Receipt of a positive recommendation following the second meeting of the Data Monitoring Committee of the NATIV3 Phase III clinical trial to continue the study without modification of the protocol, confirming the good safety profile of lanifibranor - May 2023.
      Decision of Inventiva’s partner CTTQ to initiate the clinical development in mainland China of lanifibranor in NASH after having received an IND approval from the NMPA. Inventiva and CTTQ are now working to activate 61 sites in mainland China - May 2023.

Investigator-initiated Phase II clinical trial with lanifibranor in patients with NAFLD and T2D

§    Positive topline results of the Phase II clinical trial conducted by Dr. Kenneth Cusi from the University of Florida, evaluating lanifibranor 800mg/daily in patients with Non-Alcoholic Fatty Liver Disease (NAFLD) and T2D. The study confirmed the favorable safety profile and tolerability of lanifibranor and also met multiple secondary metabolic endpoints – June 2023.

LEGEND Phase II trial with lanifibranor in patients with NASH and T2D

§    Publication of the topline results of the LEGEND Phase II proof of concept clinical trial, evaluating lanifibranor in combination with empagliflozin in patients with NASH and diabetes are targeted for the end of the first quarter of 2024.

Other significant milestones

      Positive conclusion of the Renal Impairment study required for regulatory submission, demonstrating that lanifibranor pharmacokinetics is not affected in patients with renal impairment - May 2023.
      Launch of a joint initiative with Echosens, a high technology company providing a comprehensive range of diagnostic solutions for liver health, to raise awareness about NASH and increase access to screening for patients at risk of developing NASH – June 2023.

Next key milestones expected

        Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – targeted by the end of 2023.
        Publication of the topline results of the LEGEND Phase IIa combination trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D – targeted for the end of the first quarter of 2024.

Upcoming investor conference participation

  Portzamparc BNP Paribas Healthcare Conference – Virtual, October 4-5
  Roth MKM 2023 Healthcare Opportunities Conference  – New York, October 12
  7th Annual H.C. Wainwright NASH Investor Conference  – Virtual, October 24
  Stifel 2023 Healthcare Conference – New York, November 14-15

Upcoming scientific conference participation

       MOSAIC – Washington, DC – October 19-20
       AASLD – The Liver Meeting – Boston - November 10-14

Conference call

A conference call in English will be held tomorrow, Friday, September 29, 2023 at 8:00 am (New York time)/2:00 pm (Paris time) to discuss H1 2023 financial results and business updates.

The conference call and the slides of the presentation will be webcast live at https://edge.media-server.com/mmc/p/5tuhsaud and also available on Inventiva’s onwards in the “Investors” – “Financial results” section.

In order to receive the conference access information necessary to join the conference call, it is required to register in advance using the following link: https://register.vevent.com/register/BI7e3f9e5c679846fe8a95344641e670ce.

In the 10 minutes prior to the call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering (dial-in number and access code).

A replay of the conference call and the presentation will be available after the event at: https://inventivapharma.com/investors/financial-results-presentations/.

Next financial results publication

§     Q3 2023 Revenues and cash position: Tuesday, November 21, 2023 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH (also known as metabolic dysfunction-associated steatohepatitis (MASH)), mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, including expectations and assumptions in connection with Inventiva’s estimated cash runway, including expected receipt of payments and satisfaction of conditions to disbursement of the second tranche of the EIB loan and the timing thereof, pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrolment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in NASH and LEGEND Phase IIa clinial trial, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, expectations with respect to clinical development and commercialization by CTTQ and Hepalys Pharma, Inc., including with respect to potential clinical trials and regulatory approvals, expectations with respect to the benefits of the agreement with CTTQ and Hepalys Pharma, Inc., including potential acceleration lanifibranor commercialization in the event required regulatory approvals are obtained,  potential regulatory submissions and approvals, achievement of milestones, potential milestone payments and potential royalties under the agreements, the rights and obligations under agreements with Hepalys Pharma Inc., including Inventiva’s right to purchase shares in the company and right of first refusal, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth, potential revenues and prospects of Inventiva, the potential receipt of the second tranche under the EIB loan and any potential transaction or receipt of additional funds, future access to the two year short term deposit, and the sufficiency of Inventiva’s cash resources and estimated cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”,  “potential’, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines, health epidemics, and macroeconomic conditions, including global inflation, interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023, the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 and the Company’s half-year report for the period ended June 30, 2023 for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statement.

1 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position, and are considered by the Company as liquid and easily available.

2The long term deposit has a two year term accessible prior to the expiration of the term with a notice period of 31 days and is considered as liquid by the Company.

3 Disbursement of the second tranche of €25 of the EIB loan is subject to conditions.  See footnote 4 below for a description of such conditions.

4 These estimates are based on the Company’s current business plan and excludes any potential milestones payable to or by the Company (other than as specified) and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated. The extended estimate includes the expected €25 million second tranche of the loan agreement from the EIB, which is subject to certain conditions. The disbursement of the second tranche of €25 million is subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70.0 million (as of today, the Company has received 59.1million of euros which includes the August 2023 financing, and the €18.0 million that was a condition for the disbursement of the first tranche of the EIB loan), paid either in exchange for Company shares, or through upfront or milestone payments; and (iii) operational includes criteria based on patient enrolment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH a condition that the company expects to meet by the end of the year.

5 Refer to press release dated August 2, 2021 on the Company's website: https://inventivapharma.com/wp-content/uploads/2021/08/Inventiva-CP-ATM-FR-02082021-1.pdf

6 Refer to the section describing the uses of the ATM program on the Company's website: https://inventivapharma.com/wp-content/uploads/2022/07/Programme-ATM3-2022.pdf.

Attachment

  Inventiva - PR - H1 2023 - EN - 09 28 2023 (https://ml-eu.globenewswire.com/Resource/Download/63a737cf-db42-4732-a0b3-8be3cbea63bd)